1050 – 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: chris@integraresources.com

FOR IMMEDIATE RELEASE	TSXV:ITR ; OTCQX: IRRZF
November 25, 2019	www.integraresources.com

INTEGRA RESOURCES CLOSES C$6.6 MILLION STRATEGIC PLACEMENT WITH COEUR MINING

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE

UNITED STATES

Vancouver, November 25, 2019 – Integra Resources Corp. (“Integra” or the “Company”) (TSX-V:ITR; OTCQX:IRRZF) is pleased to announce that today it has closed its previously announced strategic placement with Coeur Mining, Inc. (“Coeur”) (NYSE:CDE) whereby Coeur has invested C$6.6 million (US$5 million) in Integra by way of a non-brokered private placement of common shares (the “Strategic Placement”).

Under the terms of the subscription agreement between Integra and Coeur, Coeur purchased 5,760,236 common shares of Integra (the “Strategic Placement Common Shares”) at a price of C$1.15 per Strategic Placement Common Share for gross proceeds of C$6,624,271. The Strategic Placement Common Shares issued in the Strategic Placement are subject to a four-month and a day hold period expiring March 26, 2020, as prescribed by applicable securities laws and TSX Venture Exchange rules. In connection with the investment, Coeur and Integra have entered into an Investor Rights Agreement which grants Coeur the following:

• Participation rights to maintain pro-rata share ownership interest for a two-year period; and

• The right to appoint two members to a newly created five-person Technical Committee, which will be established to review ongoing exploration and pre-development activities on the DeLamar Project and other mineral properties that may be acquired in the future, so long as Coeur continues to hold at least 2.4% of Integra’s share capital.

The net proceeds from the Strategic Placement will be used to fund exploration and pre-feasibility level study expenditures at the DeLamar Project and for general corporate purposes.

The Strategic Placement is subject to final approval of the TSX Venture Exchange. The Company paid approximately C$198,728 in advisory fees in connection with the Strategic Placement.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director 604-416-0576

Forward looking and other cautionary statements

This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Forward-looking information in this news release includes statements regarding the use of proceeds from the Strategic Placement and obtaining final approval of the Strategic Placement from the TSX Venture Exchange. Such forward-looking information is often, but not always, identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, risks related to the speculative nature of the Company’s business, the Company’s formative stage of development and the Company’s financial position.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.